REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Scout Funds:

We have examined management's assertion included in the accompanying Management Statement regarding compliance with certain provisions of the Investment Company Act of 1940 that UMB Scout Funds (the "Trust") (subsequently renamed Scout Funds), comprising the Scout Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Stock Fund, Scout Money Market Fund - Federal Portfolio, Scout Money Market Fund
- Prime Portfolio, and Scout Tax - Free Money Market Fund (each a "Fund" and collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 27, 2009. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 27, 2009, and with respect to agreement of security purchases and sales, for the period from June 30, 2008 through February 27, 2009:

o Confirmation of all securities held by The Depository Trust Company, Federal Reserve Bank of Kansas City, and Citibank Global Transaction Services;

o    Confirmation of forward foreign currency exchange contracts with brokers;

o Reconciliation of all such securities to the books and records of each of the Funds and the Custodian (UMB Bank, n.a., an affiliated entity); and

o Agreement of 9 security purchases and 9 security sales since June 30, 2008 (the date of the last examination), from the books and records of the corresponding Funds to the source documentation from the brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009 with respect to securities reflected in the investment accounts of each of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Milwaukee, Wisconsin
August 24, 2009


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
------------------------------------------------------------------------------------------------------------------------------------
1.   Investment Company Act File Number:                                            Date examination completed:
     811-09813                                                                      February 27, 2009
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
2. State Identification Number:
----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
AL   25681,             AK    60038241,       AZ   8465,             AR   60000111,       CA   *                CO   IC2000-18-580
     25683,                   60038238,            40607,                 60004611,
     25684,                   60038239,            40470,                 60004615,
     25685,                   60038240,            40472,                 60004614,
     25686,                   60038242,            40473,                 60004612,
     25688,                   60038243,            40474,                 60005141,
     25689,                   60038244,            40475,                 60008576,
     35407                    60057698,            45014,                 60018755,
                              60059672             47603,                 60020406
                                                   47604,
                                                   47605,
                                                   49019

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
CT   214195,            DE    8681,          DC    60012563,        FL   *               GA   SC-MF-040734     HI   *
     214191,                  8680,                60012558,
     214194,                  5513,                60012559,
     214196,                  5514,                60012560,
     214193,                  8682,                60012565,
     214197,                  8683,                60012568,
     1032086,                 8684,                60012570,
     1040956,                 47516,               60027597,
     1047528                  49264                60031420,
                                                   60030021,
                                                   60030022,
                                                   60030023

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
ID   48844,             IL    60000033       IN   00-0346IC         IA   I-26193,        KS   87S0001009,      KY   M34790,
     48841,                                                              I-19076,             83S0000725,           60015560
     48842,                                                              I-26312,             83S0000723,
     48843,                                                              I-26311,             98S0001427,
     48845,                                                              I-19089,             83S0000724,
     48846,                                                              I-19077,             86S0000282,
     48847,                                                              I-29840,             94S0000015,
     60173,                                                              I-64026,             200750000355,
     61844                                                               I-67735,             200850000572
                                                                         I-66387,
                                                                         I-66388,
                                                                         I-66389

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
LA   116191,            ME   MFN200609,      MD   SM19980021,       MA   04045837,       MI   935635,          MN   R-42778.1
     120974                  MFN207986,           SM19980019,            04045834,            935637,
                             MFN207987,           SM19980023,            04045839,            935638,
                             MFN207988,           SM19980022,            04045840,            935639,
                             MFN207989,           SM19980017,            04045841,            935640,
                             MFN208001,           SM19980024,            04045843,            935641,
                             MFN208013,           SM19980018,            04045844             935642,
                             MFN10013078,         SM20062312,                                 948659,
                             MFN10017287,         SM20072895,                                 951124,
                             MFN10015798,         SM20071573,                                 951125,
                             MFN10015799,         SM20071574,                                 951126,
                             MFN10015800          SM20071575                                  952471










----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
MS   60028988,          MO   2000-00609,     MT   28405,            NE    22604,          NV   *                NH   *
     60028993,               Q-MT-1289,            9201,                  11060,
     60028990,               Q-MT-1282,            9203,                  22646,
     60028995,               Q-MT-1290,            9202,                  11062,
     60028992,               Q-MT-1298,            9204,                  11064,
     60028991,               1993-00673,          33721,                  11066,
     60028989,               2007-02346           28321,                  25994,
     60042315,                                    58150,                  66713,
     60046077,                                    61652,                  70501,
     60044702,                                    60404,                  69175,
     60044703,                                    60405,                  69176,
     60044704                                     60406                   69177

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
NJ   MF-0645,           NM   6819,           NY   S 27 53 23,       NC    14485          ND   U560,            OH   66138,
     MF-5761                 14071,               S 27 53 22,                                 U557,                 65060
                             14070,               S 28 88 54,                                 U558,
                             14068,               S 27 53 20,                                 U559,
                             14067,               S 27 53 17,                                 U561,
                             14066,               S 27 53 19,                                 U562,
                             14065,               S 27 53 21,                                 U563,
                             23838,               S 31 66 37,                                 AV916,
                             27482                S 32 02 39                                  AZ959,
                                                                                              AY435,
                                                                                              AY436,
                                                                                              AY437

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
OK   SE-2191382,        OR   2001-1464,      PA   2000-03-120MF     RI   *               SC   MF 14035,        SD   9889,
     SE-2185997,             2001-1463,                                                       MF 11225,             10195,
     SE-2191380,             2001-1465,                                                       MF 11226,             10198,
     SE-2183899,             2001-1467,                                                       MF 11227,             10199,
     SE-2191381,             2001-1468,                                                       MF 11218,             10196,
     SE-2177306,             2006-1679,                                                       MF 11219,             10197,
     SE-2191379,             2007-1913,                                                       MF 11220,             10597,
     SE-2177308,             2001-1466                                                        MF 16660,             37784,
     SE-2183900,                                                                              MF 17274              41977,
     SE-2191378,                                                                                                    40423,
     SE-2191377,                                                                                                    40424,
     SE-2177307                                                                                                     40425

----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
TN   RM08-2467          TX    C 39434,       UT   006-6364-13,      VT   1/16/98-23,     VA   118050           WA   60019806,
                              C 39435,            007-0333-68            1/16/98-21,                                60019819,
                              C 39436,                                   1/16/98-19,                                60019820,
                              C 39437,                                   1/16/98-18,                                60019821,
                              C 39438,                                   1/16/98-22,                                60019807,
                              C 39439,                                   1/16/98-24,                                60019805,
                              C 42953,                                   1/16/98-25,                                60019803,
                              C 81352,                                   10/17/06-02,                               60043000,
                              C 85436,                                   11/06/07-27,                               60046878,
                              C 83848,                                   6/19/07-02,                                60045394,
                              C 83849,                                   6/19/07-03,                                60045395,
                              C 83850                                    6/19/07-04                                 60045396


----------------------- -------------------- ---------------------- -------------------- --------------------- ---------------------
WV   MF-24145,          WI   341392-03,      WY   21645             PUERTO RICO   S-19806,
     MF-24125,               341390-03,                                           S-29875,
     MF-24126,               341389-03,                                           S-31750,
     MF-24127,               341388-03,                                           S-34013
     MF-24121,               341393-03,
     MF-24122,               341395-03,
     MF-24123,               341394-03,
     MF-56705,               508542-03,
     MF-60744,               524319-03
     MF-59314,
     MF-59315,
     MF-59316

----------------------- -------------------- ---------------------- ------------------------------------------ ---------------------

Other (specify):
     *Indicates Fund is registered in state but state does not issue identification numbers
     Securities in the Scout Funds Combined Prospectus included on one Notice Filing (Stock Fund, Mid Cap Fund, Small Cap Fund,
     International Fund, International Discovery Fund, Bond Fund, Money Market Fund-Federal Portfolio,
     Money Market Fund-Prime Portfolio, and Tax-Free Money Market Fund)
------------------------------------------------------------------------------------------------------------------------------------

3.   Exact name of investment company as specified in registration statement:
     Scout Funds
------------------------------------------------------------------------------------------------------------------------------------

4.   Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. (B) 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of UMB Scout Funds (the "Trust") (subsequently renamed Scout Funds), comprising the Scout Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Stock Fund, Scout Money Market Fund - Federal Portfolio, Scout Money Market Fund - Prime Portfolio, and Scout Tax - Free Money Market Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 27, 2009, and from June 30, 2008 through February 27, 2009.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009 and from June 30, 2008 through February 27, 2009, with respect to securities reflected in the investment accounts of each of the Funds.



Scout Funds
By: /s/ Warren Green
--------------------



Warren Green, Treasurer & Chief Financial Officer